Exhibit 99.5

ESSA PHARMA INC. REPORTS FINANCIAL RESULTS FOR THE SECOND QUARTER
ENDED MARCH 31, 2016

Houston, Texas and Vancouver, Canada, May 13, 2016 - ESSA Pharma Inc. (“ESSA” or the “Company”) (TSX: EPI, NASDAQ: EPIX) today reported financial results for the second quarter and three months ended March 31, 2016. Amounts, unless specified otherwise, are expressed in United States dollars and in accordance with International Financial Reporting Standards (“IFRS”).

Second Quarter Highlights and Corporate Update

Financings

The Company completed two private placements during the period in for gross proceeds of approximately $15 million (“January 2016 Financing”) and $5 million (“March 2016 Financing”). The net proceeds of these financings will be used for general corporate purposes and expenses related to the Phase 1/2 clinical trials.

Information regarding the structure of the financings are provided in the news releases dated January 14, 2016 and March 21, 2016.

Enhanced Management Team and Corporate Appointments

Dr. David R. Parkinson was appointed as the company’s President and Chief Executive Officer on January 7th, 2016, bringing significant drug development and business experience to the Company.

On closing of the January 2016 Financing, Scott Requadt, Managing Director of Clarus Ventures, LLC, was appointed to the board of directors.

At the Annual General and Special Meeting of Shareholders held on March 10, 2016, the shareholders re-elected board members David R. Parkinson, Richard M. Glickman, Marianne Sadar, Raymond Andersen, Gary Sollis, Franklin M. Berger and Scott Requadt.

Phase 1/2 Clinical Trial

The Company continues to enroll patients in the Phase 1 dose escalation portion of the clinical study of EPI-506 as a treatment for metastatic castration-resistant prostate cancer (“mCRPC”). The study is being conducted at 5 sites in the United States and Canada.

In the Phase 1/2 clinical trial, ESSA intends to demonstrate the safety, tolerability, maximum tolerated-dose, pharmacokinetics, and efficacy of EPI-506 in prostate cancer patients who have failed abiraterone or enzalutamide or both, the current standard-of-care drugs in mCRPC.

Summary Results

ESSA recorded a net loss of $11.0 million ($0.41 per Common Share) for the three months ended March 31, 2016, compared to a net loss of $3.5 million ($0.20 per Common Share) for the three months ended March 31, 2015.

Research and Development (“R&D”) expenditures for the three month period were $2.5 million compared to $2.5 million for 2015. The R&D expenditures for the three months ended March 31, 2015 included recognition of recoveries of $0.2 million from a grant from the Cancer Prevention and Research Institute of Texas (“CPRIT”).

R&D expenditures in the period are primarily related to manufacturing and clinical costs as the Company transitions into the clinical development stage with respect to clinical candidate EPI-506. In the previous quarter ended December 31, 2015, the Company commenced enrolling patients into its Phase 1/2 clinical trial. The composition of R&D costs has therefore evolved from preclinical and Investigational New Drug (“IND”) application work in the quarter ended March 31, 2015 to include clinical, manufacturing and additional staff salaries in the period ending March 31, 2016. The Company received approval from the U.S. Food and Drug Administration for its IND application in September 2015 and a ‘no objection letter’ in November 2015 from the Health Protection Branch of Health Canada for its application for Clinical Trial Authorization.

General and administration expenditures for the three months ended March 31, 2016 were $1.9 million compared to $1.3 million for the comparative period. The increase was primarily due to increased activity as a public corporate entity, and additional general and administrative expenditures to support the clinical development of EPI-506.

Liquidity and Outstanding Share Capital

Working capital as at March 31, 2016 was $15.7 million. During the quarter, the Company closed the January 2016 Financing and March 2016 Financing, which management believes provides sufficient funds to execute the Company’s Phase 1 portion of the Phase 1/2 clinical trial, prior to the receipt of the third and final advance of funds from CPRIT in the amount of $5.4 million or the exercise of any warrants associated with the January 2016 Financing. The Phase 1 portion is anticipated to complete in the second half of calendar 2016. Management continues to consider sources of additional financing which would assure continuation of the Company’s operations and research programs.

As of March 31, 2016 and the date of this release, the Company had 29,075,889 Common Shares issued and outstanding, 3,793,519 Common Shares issuable upon the exercise of outstanding stock options at a weighted-average exercise price of CAD$2.69 per share, and 7,099,542 Common Shares issuable upon the exercise of outstanding warrants at a weighted-average exercise price of $3.27 per share.

Contact Information:

David Wood

Chief Financial Officer, ESSA Pharma Inc.

T: 778-331-0962

E: dwood@essapharma.com

About ESSA Pharma Inc.

ESSA Pharma is a clinical-stage pharmaceutical company focused on developing novel and proprietary therapies for the treatment of castration resistant prostate cancer (“CRPC”) in patients whose disease is progressing despite treatment with current therapies. ESSA believes that its product candidate, EPI-506, can significantly expand the interval of time in which patients suffering from CRPC can benefit from hormone-based therapies. EPI-506 acts by disrupting the androgen receptor (“AR”) signaling pathway, which is the primary pathway that drives prostate cancer growth. We have shown that EPI-002, the primary metabolite of EPI-506, prevents AR activation by binding selectively to the N-terminal domain (“NTD”) of the AR. A functional NTD is essential for activation of the AR. Blocking the NTD prevents activation of the AR by all of the three known mechanisms of activation. In pre-clinical studies, blocking the NTD has demonstrated the capability to overcome the known AR-dependent mechanisms of CRPC. ESSA was founded in 2009 and is located in Houston Texas, and Vancouver, British Columbia.

About Prostate Cancer

Prostate cancer is the second-most commonly diagnosed cancer among men and the fifth most common cause of male cancer death worldwide (Globocan, 2012). Adenocarcinoma of the prostate is dependent on androgen for tumor progression and depleting or blocking androgen action has been a mainstay of hormonal treatment for over six decades. Although tumors are often initially sensitive to medical or surgical therapies that decrease levels of testosterone (for example, ADT), disease progression despite castrate levels of testosterone generally represents a transition to the lethal variant of the disease (mCRPC) and most patients ultimately succumb to the illness. The treatment of mCRPC patients has evolved rapidly over the past five years; despite these advances, additional treatment options are needed to improve clinical outcomes in patients, particularly those who fail existing treatments including abiraterone or enzalutamide, or those that have contraindications to receive those drugs. Over time, patients with mCRPC generally experience continued disease progression, worsening pain, leading to substantial morbidity and limited survival rates. In both in vitro and in vivo studies, ESSA's novel approach to blocking the androgen pathway has been shown to be effective in blocking tumor growth when current therapies are no longer effective.

Forward-Looking Statement Disclaimer

Certain statements in this news release contain forward-looking information within the meaning of the Private Securities Litigation Reform Act of 1995 and/or Canadian securities laws that may not be based on historical fact, including without limitation, statements containing the words “believe”, “may”, “plan”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar expressions. Forward-looking statements in this news release include, but are not limited to, statements regarding the use of the net proceeds of the January 2016 Financing and the March 2016 Financing, the sufficiency of ESSA’s funds to execute the Phase 1 portion of the Phase 1/2 clinical trial, the anticipated timing of the Phase 1 portion and possible future financings by ESSA.

Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of ESSA to control or predict, and which may cause ESSA’s actual results, performance or achievements to be materially different from those expressed or implied thereby. Such statements reflect ESSA’s current views with respect to future events, are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by ESSA as of the date of such statements, are inherently subject to significant medical, scientific, business, economic, competitive, political and social uncertainties and contingencies. In making forward-looking statements, ESSA may make various material assumptions, including but not limited to the accuracy of ESSA’s financial projections and the Phase 1 portion of the Phase 1/2 clinical trial proceeding as expected.

Forward-looking information is developed based on assumptions about such risks, uncertainties and other factors including, among others, the factors discussed in or referred to under the heading “Risk Factors” in ESSA’s Annual Report on Form 20-F for the year ended September 30, 2015 which is available under ESSA’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and ESSA undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as may be required by applicable law. Readers are cautioned against attributing undue certainty to forward-looking statements.